January 9, 2020

David K. Jones
Chief Financial Officer
Vroom, Inc.
1375 Broadway, Floor 11
New York, New York 10018

       Re: Vroom, Inc.
           Draft Registration Statement on Form S-1
           Filed December 13, 2019
           CIK No. 0001580864

Dear Mr. Jones:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors
Our business is dependent upon access to desirable vehicle inventory . . ., page 21

1. Please revise to quantify your dependence upon the one third-party auction source from which you acquire a significant amount of your inventory, so that readers can understand your dependence upon this source. In an appropriate place in your prospectus, please revise to quantify each of your sources of inventory, given your stated intention to increase inventory from consumers.
Our business is dependent upon our ability to expeditiously sell inventory. . . .. , page 22

2. We note you disclose that "[h]istorically, the rate at which customers return vehicles has
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         been relatively low but there is no assurance that that rate will remain similar to our historical levels' and that "[i]f [you] have higher than expected return rates, such inventory would continue to depreciate in value . . . ." Please disclose your historical
         customer return rates to put your disclosure in greater context. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating and Financial Metrics, page 66

3. We note your disclosure that you regularly review a number of metrics to evaluate your business, measure your performance, identify trends in your business, prepare financial forecasts and make strategic decisions and you focus heavily on metrics related to unit economics as improved gross profit per unit is a key element of your growth and profitability strategies. We also note your disclosure relates exclusively to your
         Ecommerce segment. Please balance your disclosure with the related metrics for your other two segments.
4. Please balance your discussion of your key operating and financial metrics by identifying material risks or limitations in using those particular metrics, as applicable.
TDA, page 74

5. We note your discussion that TDA gross profit decreased primarily because of a decrease in vehicle gross profit per unit stemming from increases in reconditioning and logistics costs in your Vroom VRC as you significantly expanded your ecommerce business. Since
         TDA is your retail store, please discuss why expansion of your ecommerce business impacts gross profit at your retail store level.
Selling, general and administrative expenses, page 76

6. Refer to the table on page 76 showing the components of selling, general and administrative expenses. We note that "other" consists of 20% of the total of selling, general and administrative expenses. Please tell us the components of "other" and disclose separately amounts of "other" exceeding 5% of selling, general and administrative expenses.
Critical Accounting Policies and Estimates
Goodwill and Intangible Assets, page 82

7. Please clarify whether the Ecommerce and Wholesale reporting units also required a quantitative test. In addition, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

              the percentage by which fair value exceeded carrying value at the date of the most
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              recent step one test;

              the amount of goodwill allocated to the reporting unit;

              a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

              a discussion of the degree of uncertainty associated with the assumptions; and

              a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission's Guidance
Regarding
         Management's Discussion and Analysis of Financial Condition and Results of Operations,
         SEC Release No. 34-48960, issued December 19, 2003 and available on our website at
         www.sec.gov.
Business, page 85

8. In an appropriate place in your prospectus, please describe the material terms and conditions associated with customer returns and refunds. See Item 101(c)(1)(vi) of
         Regulation S-K.
Principal Stockholders, page 115

9. Please disclose the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by entities affiliated with Catterton, General
         Catalyst Group VII, L.P., Auto Holdings, LLC and Cascade Investment,
LLC.
Note 3. Revenue Recognition
Product Revenue, page F-17

10. We note your disclosure that your customers may enter into a retail installment sales contract to finance the purchase of used vehicles and you sell these contracts on a non-
       recourse basis to various financial institutions. You receive a fee from the financial institution based on the difference between the interest rate charged to the customer that purchased the used vehicle and the interest rate set by the financial institution. These fees are recognized upon sale and assignment of the installment sales contract to the financial institution. Please tell us how the sale of the retail installment sales contract
FirstName LastNameDavid K. Jones
       complies with ASC Topic 860, Transfers and Servicing of Financial Assets. In addition,
Comapanyus how you account for retail installment sales contracts that remain unsold at the end tell NameVroom, Inc.
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       of the reporting
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Part II
Item 17. Undertakings, page II-4

11. Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.
General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Patrick Kuhn at 202-551-3308 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at 202-551-3264 with any other questions.




                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Marc Jaffe